Exhibit 99.1

Organigram Provides Corporate Update

MONCTON, New Brunswick--(BUSINESS WIRE)--November 1, 2021--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI) (the “Company” or “Organigram”), the parent company of Organigram Inc., a leading licensed producer of cannabis, provided a corporate update today.

Market Share Momentum

Organigram believes that market share continues to be an important indication of success for a licensed producer (“LP”) as sell through to end consumers is a strong predictor of long-term sustainable revenue.

The Company continues its impressive market share growth trajectory in Canada, moving from a 3.9% market share position in January 2021 to a 7.7% national market share position in September 2021, securing the #4 position among Canadian LPs. (source: HyFire, Sept 2021)

“Our industry-leading market share growth really highlights the continued momentum that Organigram is experiencing in the market.” said Beena Goldenberg, CEO of Organigram. “The strong demand for our products speaks to the fact that consumers are responding favourably to the great brands, products, and innovations that we continue to deliver on a regular basis.”

Derivative Products

In April 2021, the Company acquired The Edibles and Infusions Corporation (“EIC”) with the goal of broadening its product assortment and expanding its manufacturing footprint into Western Canada. EIC’s purpose-built, highly automated facility was an important acquisition to ensure that Organigram is consistently at the forefront of cannabis product development. The integration of EIC will continue to provide our consumers access to innovative cannabis products while leveraging Organigram’s national sales and distribution network. Within four months of the acquisition, the Company developed, produced, and shipped three new high-quality soft chew SKUs under the SHRED’ems brand, and will be shipping four additional SKUs in the month of November, which have already received strong buy in from most provinces.

“The speed at which the integration of EIC took place, and the impressive market results of the inaugural launches out of EIC demonstrates how rapidly accretive this acquisition was to Organigram.” said Goldenberg.

The Company also launched Edison Jolts lozenges in Q4 2021, a first to market product developed to meet the needs of potency seekers looking for a convenient format. Since its launch in August, Jolts has already reached the #1 position in the ingestible extracts category. (source: HiFyre, Sept. 2021)

Canndoc Shipments Resume

Organigram is pleased to announce that, following the receipt of the required import and export permits, it has resumed shipping to Canndoc Ltd. (“Canndoc”) in Q1 Fiscal 2022. The Company’s most recent shipment to Canndoc included several of Organigram’s new genetic offerings, all popular genetics recently launched in the Canadian market. The Company is pleased that Canndoc’s patients in Israel will now have access to these popular new cultivars from Organigram.

Yukon

Organigram is pleased to announce that it has signed a supply agreement with the Yukon Liquor Corporation and is planning to commence shipments in the coming months. The addition of the Yukon further expands the geographic reach of the Company which now includes all 10 Canadian provinces, and one territory.

Board Member Update

Organigram wishes to provide an update on the composition of its Board of Directors. Jeyan Heper, a board member nominee from BAT, has resigned from the Board of Directors of the Company effective October 31, 2021. BAT has informed Organigram that it expects to appoint a replacement nominee in due course.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews and candy in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram’s facility is located in Moncton, New Brunswick with another manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans,” “expects,” “estimates,” “intends,” “anticipates,” “believes” or variations of such words and phrases or state that certain actions, events, or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include actual product sell-through and returns, success of ongoing integration, emerging industry trends, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For media inquiries, please contact:
Megan McCrae
Senior Vice President, Marketing and Communications
megan.mccrae@organigram.ca

For investor inquiries, please email:
investors@organigram.ca